Precis Health, Inc.
December 23, 2010

To:	J. Nolan McWilliams
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Precis Health, Inc.
Amendment No. 1 to the Registration Statement on Form S-1
Filed October 25, 2010
File No.: 333-169305

Dear Mr. McWilliams:

The following are the company’s responses and revisions to its filing pursuant to your letter dated November 9, 2010:

General

1.
We note your response to prior comment 6. Please revise your summary, the risk factor on page 7, and your disclosure on page 40 to clarify which aspects of your plan of operation you "may be forced to delay, curtail, or eliminate" if you are unable to raise funds in this offering, and disclose the impact that a delay, curtailment, or elimination would have on your business.

The Registrant has revised the summary on page 4, risk factor on page 8 and the plan of operation on page 48 to more specifically disclose the effects of being unable to raise any funds in this offering.

Prospectus Summary and Risk Factors, page 4

2.	We note your response to prior comment 10. Please disclose that you have no current specific plans to expand beyond the four states where you currently offer your service.

The Registrant has revised the last sentence of the first paragraph of this section to read, as follows:

As of the date of this prospectus, our efforts have been primarily focused on opportunities in Arkansas, Missouri, Oklahoma and Texas, and we currently have no specific plans to expand outside of this region.

2500 S. McGee Drive, Suite 145
Norman, Oklahoma 73072

United States Securities and Exchange Commission
Re: Precis Health, Inc.
December 23, 2010

3.	We note your response to prior comment 13 and reissue. Additionally, to the extent there are known uncertainties regarding the impact the new health care law may have on you, discuss these as well.

The Registrant has added a section entitled “New Developments,” on page 5 of the amended registration statement, which reads, as follows:

New Developments[1]

In March of 2010, the Health Care and Education Reconciliation Act of 2010 and Patient Protection and Affordable Care Act were signed into law.  The law include numerous health-related provisions to take effect over a four-year period, including prohibiting health insurers from denying coverage or refusing claims based on pre-existing conditions, expanding Medicaid eligibility, subsidizing insurance premiums, providing incentives for businesses to provide health care benefits, establishing health insurance exchanges, and support for medical research.  The costs of these provisions are offset by a variety of taxes, such as taxes on indoor tanning and certain medical devices (excluding eyeglasses, contact lenses, hearing aids, and any other medical device which is determined to be of a type generally purchased by the general public at retail for individual use), and offset by cost savings such as improved fairness in the Medicare Advantage program relative to traditional Medicare.

There is also a tax penalty for citizens, who do not obtain health insurance.  The law stipulates that, effective by January 1, 2014, an annual penalty of $95, or up to 1% of income, whichever is greater, will be imposed on individuals who do not secure insurance.  The penalty will rise to $695, or 2.5% of income, by 2016.  This is an individual limit; families have a limit of $2,085.  Exemptions to the fine in cases of financial hardship or religious beliefs are permitted.

Effective by January 1, 2014, the acts impose a $2,000 per employee tax penalty on employers with more than 50 employees who do not offer health insurance to their full-time workers.  Organizations with fewer than 50 employees are exempt from having to provide insurance to their employees.  Therefore, these persons are likely to require some form of medical coverage to avoid the tax penalties proposed to be imposed in 2014.

We are unable to accurately speculate the potential impact of the healthcare act.  However, we believe that our services fill a void that currently exists and will continue to exist through at least December 31, 2013.  Additionally, it is the understanding of management that, as currently written in the healthcare act, the various state groups (“exchanges”) mandated thereunder will be required to have two components: (1) DMPO discounted savings plan and (2) traditional insurance coverage.  Resultantly, we believe the mandate will create the opportunity for us to partner with the state exchanges, positively impacting our operations.  However, we contends that, as of the date of this prospectus, no rules or regulations in support of the healthcare act have yet been written and would not be effective until 2014 and we are unable to speculate whether the aforementioned provisions will actually be implemented.

As of the date of passage of the Act, approximately 36 states were considering taking legal action to challenge the Act, claimed that fining individuals for failing to buy insurance is not within the scope of Congress's taxing powers.  On March 22, 2010, Attorneys General of eleven states announced their intentions to sue the federal government, citing the bill as a violation of state sovereignty and saying Congress has no authority to require individuals to purchase health insurance.

United States Securities and Exchange Commission
Re: Precis Health, Inc.
December 23, 2010

Less than an hour after the bill was signed into law on March 23, 2010, thirteen states (Florida, Alabama, Colorado, Idaho, Louisiana, Michigan, Nebraska, Pennsylvania, South Carolina, South Dakota, Texas, Utah, and Washington) filed a lawsuit in U.S. District Court in Pensacola challenging the bill.  Subsequently, five additional states (Arizona, Indiana, Mississippi, Nevada and North Dakota) joined in Florida's suit, bringing the number of states participating to eighteen.  In a press release, the Attorneys General indicated their primary basis for the challenge was a violation of state sovereignty. Their release stated, "The Constitution nowhere authorizes the United States to mandate, either directly or under threat of penalty, that all citizens and legal residents have qualifying health care coverage," and that the law puts an unfair financial burden on state governments.  The lawsuit states the following legal rationale:

Regulation of non-economic activity under the Commerce Clause is possible only through the Necessary and Proper Clause. The Necessary and Proper Clause confers supplemental authority only when the means adopted to accomplish an enumerated power are 'appropriate', are 'plainly adapted to that end', and are 'consistent with the letter and spirit of the constitution.' Requiring citizen-to-citizen subsidy or redistribution is contrary to the foundational assumptions of the constitutional compact.

The State of Virginia filed a separate suit based on a conflict between the Act and a recently enacted state law.  Other states were either expected to join the multi-state lawsuit or are considering filing additional independent suits.  Members of several state legislatures are attempting to counteract and prevent elements of the bill within their states.  Legislators in 29 states have introduced measures to amend their constitutions to nullify portions of the health care reform law.  Thirteen state statutes have been introduced to prohibit portions of the law; two states have already enacted statutory bans.  Six legislatures had attempts to enact bans, but the measures were unsuccessful.  In August 2010, a ballot initiative passed overwhelmingly in Missouri that would exempt the state from some provisions of the bill.

Our internal controls may be inadequate, page 9

4.
We note your response to prior comment 16. Please delete the language "and lead to misinformation being disseminated to the public" from the risk factor heading and from the penultimate sentence. Delete the last sentence of the risk factor.

The Registrant has revised the disclosure, appropriately.  The amended risk factor reads, as follows:

Our internal controls may be inadequate, which could cause our financial reporting to be unreliable and lead to misinformation being disseminated to the public.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, the principal executive and principal financial officer and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.  We have not undertaken an evaluation of our internal controls; however, our internal controls may be inadequate or ineffective, which could cause our financial reporting to be unreliable.

United States Securities and Exchange Commission
Re: Precis Health, Inc.
December 23, 2010

Description of Business, page 17

5.
We note your response to prior comment 19 and reissue. File the agreement with New Benefits, Ltd. or advise why this agreement is not a material contract to you. To the extent you believe portions of the agreement should not be disclosed, refer to Securities Act 406, which is the exclusive means for requesting confidential treatment of information included in any document required to be filed under the Securities Act. Additionally, please note that Section II.C.2. of Staff Legal Bulletin No. 1 specifically states that "agreement between the parties to keep information confidential does not itself provide adequate justification for confidential treatment."

The Registrant maintains that its agreement with New Benefits was made in the ordinary course of business and is currently immaterial to the Registrant’s operations for reasons including, but not limited to, the following:

(a)	No sales of the Fitz Card have been made as the result of the Registrant being able to resell the discounts provided by New Benefits.
(b)	The Agreement is cancellable at any time by either party when such notice of cancellation is provided in writing.
(c)	There are no guaranteed sales volume requirements.
(d)
The Registrant represents that if the agreement in question were terminated, the Registrant would be able to enter a similar contract with any one of over 20 other Discount Medical Provider Organizations.

However, in spite of its insistence of the foregoing, the Registrant has filed its Sales and Services Agreement with New Benefits, Ltd.

6.
We note your response to prior comment 20. Please expand your discussion of the mechanics of the purchase of and repackaging and resale of discount medical benefits and services. Disclose the whether you purchase benefits and services "in bulk" up front, or on a "pay as you go" basis instead. Discuss the liquidity needs to support your model of purchasing and repackaging and reselling benefits and services. Also, please discuss the considerations used in setting resale rates and disclose the market rates, if known, for the plans you intend to sell. Finally, discuss the ongoing sales and marketing costs you expect to incur to sell your discount cards.

The Registrant has revised the disclosure on page 18 of the amended registration statement, in part, as follows:

On March 2, 2010, we entered into a Sales and Services Agreement with New Benefits, Ltd., whereby we gained access to, and the ability to resell, the discount healthcare and consumer benefits of New Benefits, Ltd.  We purchase certain discount healthcare benefits and other services from New Benefits at a price per user set by New Benefits, then repackage and resell those benefits and services under our Fitz Card program at a higher price per user, ranging from $19.99 to $39.99, the retail price of which is suggested by New Benefits.  The benefits we purchase and repackage are paid for by us as we garner members, as opposed to a bulk number of memberships; therefore, we maintain no “inventory” of benefits we are required to sell.  There are no other costs directly associated with the Agreement that are to be borne by us.  Our officers are currently responsible for all sales and marketing activities related to the Fitz Card.  Our methods of distribution are set forth in the section “Distribution Methods,” on page 21, and our marketing plan is set forth in the “Plan of Operation” section on page 47.

United States Securities and Exchange Commission
Re: Precis Health, Inc.
December 23, 2010

Industry Background, page 22

7.	We note your response to prior comment 27 and reissue.

The Registrant has revised the disclosure to read, as follows:

We currently service the geographic region encompassing Arkansas, Missouri, Oklahoma and Texas.  According to U.S. Census Data, in 2009, the percent of uninsured residents in those states were, as follows:

% Uninsured

Arkansas	19.2%

Missouri	15.3%

Oklahoma	18.1%

Texas	26.1%

United States	16.7%

Nine of the top ten states for uninsured residents are in the southern half of the United States.  Other than Missouri, the geographic region we currently serve ranks at, or near the top, of states with the highest rates of uninsured residents.  Texas is the uninsured capital of the U.S., while Arkansas and Oklahoma come in ranked 8th and 9th, respectively.  In fact, According to the Kaiser Family Foundation, part of the reason for the high rates of uninsured people in Texas may be due to the fact that less than half of all Texas firms offer health insurance, according to the Kaiser Family Foundation.

The Health Care and Education Reconciliation Act of 2010 and Patient Protection and Affordable Care Act seeks to dramatically reduce the level of uninsured and underinsured persons throughout the United States, by imposing broad tax penalties and credits, as well as other measures.  Effective by January 1, 2014, the acts impose a $2,000 per employee tax penalty on employers with more than 50 employees who do not offer health insurance to their full-time workers.  Organizations with fewer than 50 employees are exempt from having to provide insurance to their employees.  There is also an annual penalty of $95, or up to 1% of income, whichever is greater, for citizens that do not obtain health insurance by January 1, 2014.  The penalty increases to $695, or 2.5% of income, by 2016.  However, any measurable impact of the healthcare acts could still be years away.  As Americans struggle to determine exactly how and when health care reform will affect them, millions continue to search for an immediate solution to the high costs of health care.

United States Securities and Exchange Commission
Re: Precis Health, Inc.
December 23, 2010

8.  We note your response to prior comment 28. If the statistic cited in the last sentence of the third paragraph does not account for passage of health care reform legislation, please provide updated statistics or delete.

The Registrant has revised the disclosure of the third paragraph in this section to read, as follows:

According to the US Bureau of Labor Statistics, there were approximately 14.8 million unemployed Americans during September 2010, and the unemployment rate stood at 9.6%.  Comparatively, in September 2008, there were about 9.5 million unemployed citizens, with an unemployment rate of 6.1%.  The number and share of people without health insurance are doubtless higher now than in 2008, since the unemployment rate has grown substantially and most people who have lost their jobs also lost their employer-provided health insurance.  In the short term, some families losing their jobs and health insurance may become eligible for Medicaid or qualify for other assistance, such as temporary COBRA subsidies for formerly employed workers, which the recovery act temporarily strengthened.  According to Congressional Budget Office estimates, there will be approximately 23 million residents who will still lack insurance in 2019 after the provisions of the healthcare act have all taken effect.

Government Regulation, page 22

9.	We note your response to prior comment 31 and reissue. Please revise to specifically address regulatory requirements applicable to you in Oklahoma, Arkansas, Missouri, and Texas.

The Registrant has revised the disclosure on page 24, as follows:

Our operations are subject to various federal, state and local requirements which affect businesses generally, including taxes, postal regulations, business licensing requirements and labor laws, as well as laws which regulate discount medical plans.  We are a reseller of discount medical plans, not a provider of such, and thereby are not subject to any regulations and are not required to obtain any license in any of the four states in which we currently do business (Arkansas, Missouri, Oklahoma and Texas).

Management’s Discussion and Plan of Operation, page 38

10.	Please reconcile the statement that you "do not have any material contracts and or affiliations with third parties" in light of your agreement with New Benefits Ltd.

The Registrant has revised the disclosure to read:

We are dependent upon our Sales and Services Agreement with New Benefits, Ltd., a Discount Medical Plan Organization with a network of healthcare service providers.  We have no other material contacts or affiliations with third parties.

Background of Directors, Executive Officers, Promoters and Control Persons, page 42

11.
We note your response to prior comment 34 and reissue in part. Please revise to delete the information about the business history of the earlier companies beyond a brief phrase describing their business activity.

The registration statement has been revised, accordingly.

United States Securities and Exchange Commission
Re: Precis Health, Inc.
December 23, 2010

Certain Relationships and Related Transactions, page 46

12.
We note your response to prior comment 35 and reissue. If you are a party to an oral contract that would be required to be filed as an exhibit if it were in writing, you should provide a written description of the contract. Refer to Item 601(b)(10)(iii) of Regulation S-K. For additional guidance, sec Regulation S-K Compliance and Disclosure Interpretation 146.04, available on the SEC website at www.sec.gov.

Janet Kruger and Paul Kruger, the note holders, have executed loan agreements as of October 15, 2010, which have been filed as exhibits to the amended registration statement.

The registration statement has also been amended to note that “The agreement with Precis Sleep was to provide such testing on a one-time, non-recurring basis for a set consulting fee.”

13.	Please revise to briefly describe the consulting services received by Precis Sleep, Inc

The Registrant revised the disclosure in the amended registration statement, as follows:

During the six months ended June 30, 2010, we paid consulting fees of $2,300 to Precis Sleep, Inc., a related party entity, for which Mr. Paul A. Kruger, our sole director acts as CEO.  Additionally, Precis Sleep is beneficially owned by Garret P. Kruger and Courtney B. Kruger, both of whom are shareholders of Precis Health, Inc.  Precis Sleep provided consulting services related to the testing of a portable, in-home sleep diagnostic testing device Precis Health was considering adding to its mix of services.

Exhibit 99.1

14.
We note your response to prior comment 37 and reissue. Please delete Paragraph 4(e) as it contains inappropriate representations and warranties regarding the purchaser's opportunity to verify information in the prospectus.

The Registrant has removed Paragraph 4(e) from the revised subscription agreement.

15.	We note your response to prior comment 39 and reissue. Please delete Paragraph 5 as it contains an inappropriate indemnification clause.

The Registrant has removed Paragraph 5 from the revised subscription agreement.

Other

16.	Please consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

The Registrant has included interim financial statements for the period ended September 30, 2010, in the amended registration statement.  The Registrant has also updated all financial disclosures throughout the amended registration statement to reflect the current interim financial statements.

17.	Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

The Registrant has included an updated consent from its independent principal accounting firm with the amended registration statement.

United States Securities and Exchange Commission
Re: Precis Health, Inc.
December 23, 2010

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Randall Brumbaugh, corporate counsel, at (626) 335-7750.

Sincerely,

/s/ Paul A. Kruger
Paul A. Kruger
President and CEO
Precis Health, Inc.

Enclosures